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                          July 27, 2021

       Hardeep Gulati
       Chief Executive Officer
       PowerSchool Holdings, Inc.
       150 Parkshore Dr.
       Folsom, CA 95630

                                                        Re: PowerSchool
Holdings, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed July 19, 2021
                                                            File No. 333-255067

       Dear Mr. Gulati:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 3 to Form S-1

       Summary Historical and Pro Forma Consolidated Financial and Other Data, page 24

   1. Please revise to reconcile your pro forma non-GAAP measures for the year ended
                                                        December 31, 2020 and
the three months ended March 31, 2021 to the most directly
                                                        comparable GAAP
measure, which may be a pro forma measure. Please refer the
                                                        Question 101.05 of our
Non-GAAP Compliance and Disclosure Interpretations.
 Hardeep Gulati
FirstName  LastNameHardeep
PowerSchool   Holdings, Inc. Gulati
Comapany
July       NamePowerSchool Holdings, Inc.
     27, 2021
July 27,
Page  2 2021 Page 2
FirstName LastName
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Robert M. Hayward, P.C.